Exhibit (d.11)

Appendix A

Fund and Sub-Advisory Fees

Fund	Sub-Advisory Fee
iShares Commodities Select Strategy ETF	As set forth below

Fees:

Pursuant to Clause 9, Adviser shall pay to Sub-Adviser a fee calculated as follows:

to the extent the Sub-adviser is providing services relating to portfolio management and trading, an amount equal to sixty percent (60%) of fees net of any applicable expenses paid by the Adviser. Applicable expenses may include, but are not limited to, rebates, waivers, retrocessions, distribution related costs, and fund related expenses and index license fees and other costs incurred by the Adviser.

Fees shall be paid no less than quarterly, and shall be paid exclusive of any Value Added Tax (VAT), which shall be charged separately to Adviser, if applicable.